AST SpaceMobile, Inc.

Midland International Air & Space Port

2019 Enterprise Lane

Midland, Texas 79706

May 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AST SpaceMobile, Inc.
Registration Statement on Form S-1
Filed May 6, 2021
File No. 333-255842

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, AST SpaceMobile, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-255842) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 14, 2021 or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Bradley Helms of Latham & Watkins LLP at (213) 891-8640 or to Brent Epstein of Latham & Watkins LLP at (213) 891-8185 and that such effectiveness also be confirmed in writing.

Very truly yours,

AST SpaceMobile, Inc.

/s/ Tom Severson
Name:	Tom Severson
Title:	Chief Financial Officer

cc:	Brian Heller, Executive Vice President, General Counsel and Secretary, AST SpaceMobile, Inc.
Bradley Helms, Latham & Watkins LLP
Brent Epstein, Latham & Watkins LLP